Mail Stop 4561

October 29, 2007

Marc Ebersole
200 Hanover Park Road, Suite 120
Atlanta, Georgia 30350

>   **Re: Biostem, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 000-49933**

Dear Mr. Ebersole:

We issued comments to you on the above captioned filing on September 17, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 5, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 5, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant